Dilmax Corp.

1659 Donovalska St., Suite 32, Prague, Czech Republic 14800 Tel. (702) 430-6148

August 24, 2011

Mr. Brandon Hill

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Dilmax Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed August 19, 2011

       File No. 333-175525

Dear Mr. Hill:

This letter shall serve as the request of Dilmax Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Tuesday, August 30, 2011, at 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DILMAX CORP.

By:	/s/	Konstantin Kupert
	Name:	Konstantin Kupert
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)

1